Exhibit 99.1

January 4, 2018

Buenos Aires

To:	Comisión Nacional de Valores (Argentine National Securities Commission)

Re:	Notice of Material Event

To whom it may concern,

We are writing to inform you that as of today, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“the Bank”), has received a payment of Ps. 532,968,180 from Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. in exchange for a stake that the Bank holds in Compañía Financiera Argentina S.A. and Ps. 9,236,268 in exchange for a stake that the Bank holds in Cobranzas y Servicios S.A.

To date, the Bank has received a total of Ps. 666,210,225 for the sale of its stake in Compañía Financiera Argentina S.A. and Ps. 11,545,335 for the sale of its stake in Cobranzas y Servicios S.A.

The aforementioned amounts do not include certain price adjustments that may be made once determined upon the closing of the financial statements for fiscal year 2017, such final amounts to be disclosed as appropriate once determined.

Yours faithfully,

A. Enrique Pedemonte Attorney in fact Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com